SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2002.


                                ORIX Corporation
                (Translation of Registrant's Name Into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, Japan
                    (Address of Principal Executive Offices)


                            -----------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]            Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [ ]                   No [X]

                            Table of Documents Filed

                                                                      Page
                                                                      ----
1.   English translation of Japanese documents regarding the
     granting of stock options in the form of stock
     acquisition rights filed with the Tokyo Stock Exchange
     on October 25, 2002......................................          1

2.   News release on ORIX's first half earnings released
     October 25, 2002.........................................          6

                                                                         ITEM 1


[ORIX LOGO]                                                    October 25, 2002
                                                               ORIX Corporation
                                                            TSE: 8591; NYSE: IX

FOR IMMEDIATE RELEASE

Contact Information:
     ORIX Corporation
     Corporate Communications
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp

     Translation of Japanese Documents Filed with the Tokyo Stock Exchange

    Re: Notice Regarding the Granting of Stock Options in the Form of Stock
                               Acquisition Rights

At the meeting of the Board of Directors of ORIX Corporation (the "Company") held on October 25, 2002, the Board of Directors of ORIX Corporation approved the details as follows, regarding the granting of stock options in the form of stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan (the "Commercial Code"). The relevant agenda was approved at the 39th Ordinary General Meeting of Shareholders of the Company held on June 26, 2002.

1.   Issue Date of Stock Acquisition Rights

November 5, 2002.

2. Type and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights

453,300 shares of common stock of the Company.

Further, in the event that there is a stock split or a stock consolidation after the issue date of the stock acquisition rights, the number of shares to be issued upon exercise of the stock acquisition rights will be adjusted according to the following formula. However, such adjustment shall only apply to the number of shares pertaining to the stock acquisition rights which have not been exercised at the time of such adjustment, and any fractions of one (1) share resulting from such adjustment shall be disregarded.

        Adjusted number         Number of shares          Stock split or
                           =                         X
           of shares            before adjustment         consolidation ratio

In addition, in the event that there is a consolidation, amalgamation or merger (shinsetsu-gappei or kyushu-gappei), business split (shinsetsu-bunkatsu or kyushu-bunkatsu) or the establishment of a holding company via a share-for-share exchange or a share transfer (kabushiki-kokan or kabushiki-iten), which involves the Company, the number of shares to be issued upon exercise of the stock acquisition rights will reasonably be adjusted.

3.   Total Number of Stock Acquisition Rights to Be Issued

4,533 (100 shares will be issued upon exercise of one (1) stock acquisition right, subject to adjustments as per 2. above.).

4.   Issue Price of Stock Acquisition Rights

The stock acquisition rights will be granted without any compensation.

5. Amount to Be Paid upon Exercise of Stock Acquisition Right (the "Exercise Price")

To be determined on November 5, 2002.

The Exercise Price per share shall be equal to the average of the closing price of the share of common stock of the Company traded on the Tokyo Stock Exchange on each 30 trading days (excluding the days on which no shares are traded) commencing from 45th day preceding the issue date of the stock acquisition rights, and fractions less than one (1) yen shall be rounded up to one (1) yen. Provided, however, that if the price so calculated is less than the closing price of the issue date of the stock acquisition rights (if there is no closing price on that day, the closing price of the day immediately preceding the issue date of the stock acquisition rights) the Exercise Price per share shall be the closing price of such date.

In the event that there is a stock split or a stock consolidation after the issue date of the stock acquisition rights, the Exercise Price per share will be adjusted according to the following formula, and fractions less than one (1) yen resulting from such adjustment shall be rounded up to one (1) yen.

     Adjusted         Exercise                              1
     Exercise    =    Price before    X    ----------------------------------
     Price            adjustment           Stock split or consolidation ratio

In the event that the Company, after the issue date of the stock acquisition rights, issues new shares at the price less than the then current market price (excluding the cases of conversion of convertible bonds (pursuant to the Commercial Code before its amendment under the Law No. 128 of 2001), exercise of preemptive rights (pursuant to the Commercial Code before its amendment), exercise of preemptive rights (pursuant to Article 280-19 of the Commercial Code before its amendment) and exercise of the stock acquisition rights), the Exercise Price per share will be adjusted according to the following formula, and fractions less than one (1) yen resulting from such adjustment shall be rounded up to one (1) yen.

                                                 Number of newly   Amount paid
                                                 issued shares     for one share
                                                 -------------------------------
                              Number of shares   Share price before the issuance
Adjusted     Exercise         already issued     of new shares
Exercise  =  Price before  X  -------------------------------------------------
Price        adjustment       Number of shares   Increased number of shares due
                              already issued   + to the issuance of new shares

In the above formula, "Number of shares already issued" refers to total number of issued shares excluding the number of shares held by the Company.

In addition, in the event that the Company becomes the party of a consolidation, amalgamation or merger (shinsetsu-gappei or kyushu-gappei), business split (shinsetsu-bunkatsu or kyushu-bunkatsu) or the establishment of a holding company via a share-for-share exchange or a share transfer (kabushiki-kokan or kabushiki-iten), which involves the Company, the number of shares to be issued upon exercise of the stock acquisition rights will reasonably be adjusted.

6.   Exercise Period of Stock Acquisition Rights

From June 27, 2004 to June 26, 2012.

7.   Conditions for Exercising Stock Acquisition Rights

(1) When a holder of the stock acquisition rights loses his or her position as a director, a corporate auditor or an employee of the Company, its subsidiaries or its affiliates, such holder may exercise his or her stock acquisition rights within one (1) year after his or her loss of such position (such exercise shall be made no later than June 26, 2012.). Further, in the event that such holder once loses his or her said position and again becomes a director, a corporate auditor or an employee of the Company, its subsidiaries or its affiliates, counting of one-year period shall not be affected.

(2) Other conditions for exercise of the stock acquisition rights shall be stipulated in the agreement between the Company and a holder of the stock acquisition rights pursuant to the resolutions of the Ordinary General Meeting of Shareholders of the Company held on June 26, 2002 and the meeting of the Board of Directors of the Company held on October 25, 2002.

8. Issue Price of New Shares Not to Be Accounted for as Capital When Shares Are Newly Issued upon Exercise of Stock Acquisition Rights

To be determined on November 5, 2002.

The issue price per share which is not accounted for as the capital will be the amount equal to the issue price per share minus the amount to be accounted for as the capital. The amount to be accounted for as the capital will be the issue price per share multiplied by 0.5 (fractions less than one (1) yen resulting from such calculation shall be rounded up to one (1) yen.).

9.   Reasons and Conditions for Cancellation of Stock Acquisition Rights

(1) If a holder of the stock acquisition rights is unable to meet the conditions stipulated in 7. above, the stock acquisition rights may be cancelled without any compensation.

(2) If, as a result of a merger, the Company is dissolved, or becomes the company subject to a business split or the wholly-owned subsidiary of some other company as a result of a share-for-share exchange or a share transfer (kabushiki-kokan or kabushiki-iten), and the stock acquisition rights are not succeeded by the existing company, the newly established company, the successor company or the parent company, the stock acquisition rights may be cancelled without any compensation.

10.  Transfer of Stock Acquisition Rights

Approval of the Board of Directors of the Company shall be required upon transfer of the stock acquisition rights.

11.  Those Who Will Be Holders of Stock Acquisition Rights

The stock acquisition rights will be granted to a total of 873 persons which consists of directors, corporate auditors and employees of the Company, its subsidiaries and its affiliates.

(Reference)

(1) The date of the resolution of the meeting of the Board of Directors which approved the proposal of agendas of the Ordinary General Meeting of
     Shareholders: April 25, 2002.

(2)  The date of the resolution of the Ordinary General Meeting of
     Shareholders: June 26, 2002.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX's diversified activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.


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These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the Unites States Securities and Exchange Commission.

                                     # # #
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                                      -5-

                                                                         ITEM 2


[ORIX LOGO]                                                    October 25, 2002

FOR IMMEDIATE RELEASE

Contact Information:
     ORIX Corporation
     Corporate Communications
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp


            ORIX's First Half Earnings Grow 14% to 22.8 Billion Yen

TOKYO, Japan - October 25, 2002 -- ORIX Corporation (TSE: 8591; NYSE: IX), a leading diversified financial services provider, today announced that net income for the first six months (April 1 to September 30, 2002) of the fiscal year ending March 31, 2003 was 22.8 billion yen (US$186 million*), up 14 percent year on year. Operations in Japan were particularly strong, with contributions from non-recourse loans to corporate customers, housing loans and loan servicing in the real estate-related finance business segment, as well as strong performance in the automobile leasing and consumer card loan operations.

These results include 14.7 billion yen of write-downs of long-lived assets that were recorded in the second quarter (July 1 to September 30, 2002). As a result, net income in the second quarter fell 39 percent, from 9.6 billion yen in the same quarter of the previous year to 5.9 billion yen. Details of these write-downs are included below.

Commenting on the first half results, Mr. Yasuhiko Fujiki, ORIX's President and Chief Operating Officer said, "While we were required to record write-downs of long-lived assets, we are moving in the right direction. We saw further improvements in our asset quality, higher overall profitability, steady contributions from corporate finance, and strong performance in our real estate-related finance and retail businesses."

ORIX reaffirmed its earnings forecast for the fiscal year ending March 31, 2003, projecting revenues of 680 billion yen (up 3% compared with the fiscal year ended March 31, 2002), income before income taxes of 80 billion yen (up 10%), and net income of 46 billion yen (up 14%).

Further details of the earnings announcement can be found on ORIX's web site under "Interim Results" and "Analysis of Interim Results" at:
http://www.orix.co.jp/ir_e/zaimu/ir_f.htm.

Conference Call

On Monday, October 28, 2002 at 10:30 PM Tokyo/8:30 AM New York/1:30 PM London, Mr. Yasuhiko Fujiki, President & COO, will host a conference call to discuss the results and strategic developments of the company.

If you would like to participate in the call and have not previously been notified, please contact ORIX at orixir@orix.co.jp to register and obtain the dial-in numbers.

Financial Highlights

--------------------------------------------------------------------------------------------------
                               Six Month Period (April 1-September 30)   Three Month Period
                                                                           (July 1-Sept 30)
--------------------------------------------------------------------------------------------------
                                   02/4-9        02/4-9 JPY      YoY       02/7-9 JPY        YoY
                                US$ millions      millions      Change      millions        Change
--------------------------------------------------------------------------------------------------
Total Revenues                         2,730        334,728      Up 1%        173,771       Up 13%
Income before Income Taxes               310         37,996      Up 2%         11,674     Down 28%
Net Income                               186         22,763     Up 14%          5,878     Down 39%
EPS (Basic)                             2.22         272.12     Up 11%          70.27     Down 40%
EPS (Diluted)                           2.09         256.34      Up 9%          66.32     Down 41%
--------------------------------------------------------------------------------------------------
                                    2002/9       2002/9 JPY     Change on     Change on         -
                                US$ millions      millions       2002/3        2002/6
--------------------------------------------------------------------------------------------------
Shareholders' Equity                   4,076        499,726    Down 1%             0%           -
Total Assets                          49,350      6,050,290    Down 5%        Down 1%           -
Book Value Per Share                   48.72       5,973.44    Down 1%             0%           -
--------------------------------------------------------------------------------------------------

*U.S. Dollar amounts have been calculated at JPY122.60 to $1.00, the approximate exchange rate prevailing at September 30, 2002. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single dollars or yen.

Statement on Write-downs of Long-Lived Assets

Write-downs of long-lived assets are recorded as stipulated in Statement No. 144 of the Financial Accounting Standards Board--"Accounting for Impairment or Disposal of Long-Lived Assets" under accounting principles generally accepted in the United States. For long-lived assets to be held and used, in the event that the plans for certain projects are reevaluated or the economic environment changes and it is determined that the sum of the undiscounted cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets. If alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, expected future cash flows for each course of action are adjusted by a probability-weighted approach in order to compute the total cash flows from the long-lived asset.

Long-Lived Assets Written Down in the Period April 1, 2002 to September 30, 2002

       Kimisarazu Golf Links (Golf Course)
       Carrying Value before Write-downs:            21,065 million yen
       Estimated Fair Value:                         6,400 million yen
       Write-downs recognized:                       14,665 million yen

Reasons for the Write-downs

The estimates used for evaluating cash flows were based on the plans for Kimisarazu Golf Links to sell memberships starting in August 2003. The market values of golf memberships of the closest golf courses to Kimisarazu of the same quality were used as a basis for the estimates of cash flows from the sale of memberships.

However, the market for golf memberships of the golf courses used as reference for the estimates, which had been on an upward trend from the beginning of the year 2002, began to decline during the second quarter. In addition, the market for memberships at other nearby courses and the average for golf memberships throughout Japan have been trending downwards. While the revenues per player have fallen, the operations of Kimisarazu are doing well due to successful efforts to attract more players. However, with the scheduled offering of new memberships less than a year away and in consideration of the overall drop in the current market value of golf memberships, it was decided that the possibility of offering the memberships at the price previously planned was low.

The Company, therefore, considered additional scenarios involving both a lower offering price and a different method of offering the memberships. With the inclusion of these new scenarios, the probability-weighted gross cash flows for the first time were lower than the carrying value of the golf course. Therefore, a write-down was needed.

Including Kimisarazu, ORIX owns six golf courses. After the write-down of Kimisarazu, the total carrying value of all six courses was 30,229 million yen as of September 30, 2002.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX's diversified activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.


-------------------------------------------------------------------------------
These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the Unites States Securities and Exchange Commission.

                                     # # #
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                                       -8-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ORIX Corporation


Date: October 28, 2002                   By /s/ Shunsuke Takeda
                                           ------------------------------------
                                           Shunsuke Takeda
                                           Director
                                           Deputy President and CFO
                                           ORIX Corporation